Exhibit 99.1

450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

June 2, 2009

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse (the “Bank”) in connection with the preparation and filing of pricing supplement no. J59 dated May 28, 2009 relating to Buffered Return Enhanced Notes due December 1, 2010 Linked to the Performance of a Basket of Four Currencies Relative to the U.S. Dollar (the “Pricing Supplement”) to the product supplement dated March 25, 2009 relating to Return Enhanced Notes (REN) Linked to the Performance of One or More Indices or Exchange Traded Funds or a Basket and Buffered Return Enhanced Notes (BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or a Basket and Dual Directional Buffered Return Enhanced Notes (DD-BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or a Basket and Notes Linked to a Weighted Basket of Two or More Return Enhanced Components (the “Product Supplement”), to the prospectus supplement dated March 25, 2009 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 25, 2009 (the “Prospectus”) contained in the Company’s Registration Statement No. 333-158199-10 on Form F-3  (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain United States Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the generally applicable material U.S. federal income tax considerations of ownership and disposition of the notes offered pursuant to the Pricing Supplement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the heading “Certain United States Federal Income Tax Considerations” in the Pricing Supplement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Davis Polk & Wardwell